

March 1, 2013

<u>Via E-mail</u>
Michael Garcia
President and Chief Executive Officer
Camp Nine, Inc.
1065 Kawaiahao St. Ste 2207
Honolulu, Hawaii 96814

> **Re: Camp Nine, Inc.**
> **Amendment Nos. 2 and 3 to Registration Statement on Form S-1**
> **Filed February 15, 2013 and February 26, 2013**
> **File No. 333-184881**

Dear Mr. Garcia:

We have reviewed your responses to the comments in our letter dated February 8, 2013 and have the following additional comments.

<u>While we believe that our three surfboard models to date perform well, page 7</u>

1. Please revise to remove the first part of the heading or provide support for your belief. Also, please provide support for your statement that you have not received any negative feedback from your buyers on existing models or revise to remove. Please also indicate in the revised risk factor that you have only manufactured a limited number of surfboards so far to date.

<u>Because we are currently considered a "shell company", page 12</u>

2. We note that the revised language of this risk factor as indicated by your letter dated February 26, 2013 does not reconcile with the revised language on page 12. Please reinstate the first two sentences of the risk factor as included in the prior amendment, and as shown in your letter dated February 26, 2013, which attempts to show the risk factor as it should now read after the most recent changes were made to the disclosure.

<u>Products and Pricing, page 20</u>

3. We note your disclosure that you are currently designing another surfboard called the Classic. Please expand to discuss any material steps necessary in order for you to begin offering this surfboard for sale, if applicable. If any additional financing will be need to continue to develop this surfboard for sale, also disclose that, if applicable. If any needed financing for this endeavor is not currently available, please make that clear as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3313 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Puoy Premsrirut, Esq.